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										OMB APPROVAL
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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. *)

			Conversion Technologies International, Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						212546105
					   (CUSIP Number)

						Ellyn Roberts
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					September 24, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 212546105				13D				Page 2 of 9 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Porter Capital Management Co.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				17,786,680
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						17,786,680
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	17,786,980
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	71.9
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 212546105				13D				Page 3 of 9 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Jeffrey H. Porter
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF, PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				16,000
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				17,786,680
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				16,000
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						17,786,680
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	17,802,680
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	72.0
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 212546105				13D				Page 4 of 9 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Porter Partners, L. P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				14,229,340
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						14,229,340
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	14,229,340
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	57.5
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 212546105				13D				Page 5 of 9 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	EDJ Limited.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bahamas
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				3,557,340
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						3,557,340
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,557,340
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	14.4
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 212546105*				13D				Page 6 of 9 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Conversion Technologies International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 7 San Bartola Dr., St. Augustine, FL 32086.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Porter Capital Management Co., a California general partnership
("PCM"); Jeffrey H. Porter ("Porter"); Jerome Porter ("JP"); Porter
Partners, L.P., a California limited partnership ("PP"); and EDJ Limited, a Bahamian International Business Corporation ("EDJ").

	(b)	The business address of PCM, Porter, JP and PP is 100 Shoreline,
Suite 211B, Mill Valley, California 94941. The business address of EDJ is Deltec House, Lyford Cay, P.O. Box N-3229, Nassau, Bahamas.

	(c)	Porter and JP are the sole general partners of PCM, which is an investment adviser. Porter is the Managing General Partner of PCM; JP is not active in the business of PCM. PCM is the sole general partner of PP, which is an investment partnership. PCM is an investment adviser to EDJ.

	(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Porter and JP are citizens of the United States of America.

CUSIP No. 212546105			13D				Page 7 of 9 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds		Amount

PP			WC				$  800,000
EDJ			WC				$  222,052
PCM*			AF				$1,022,052
Porter		PF				$   16,000
* Represents shares purchased for the account of EDJ and PP.

ITEM 4.	PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock by the persons named in Item 2 of this statement is as follows at the date hereof:

			Aggregate
		    Beneficially
		      Owned		Voting Power	  Dispositive Power
Name	 	Number	Percent	Sole	 Shared	  Sole	Shared

PCM	   17,786,680	71.9%		  -0  17,786,680  -0-   17,786,680
Porter  17,802,680	72.0%	    16,000 17,802,680 16,000 17,802,680
JP		   -0-	---		  -0-     -0- 	   -0-	   -0-
PP	   14,229,340	57.5%		  -0- 14,229,340  -0-   14,229,340
EDJ	    3,557,340	14.4%		  -0-  3,557,340  -0-    3,557,340

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since August 20, 1999.

		Purchase				Number		Price
Name		or Sale		Date		of Shares		Per Share

PP		P			9/24/99	13,333,340		(1)
EDJ		P			9/24/99	 3,333,340		(1)

(1) PP purchased 666,667 shares, and EDJ purchased 166,667 shares, of Series B Convertible Preferred Stock at a purchase price of $.60 per share. Each share of Series B Preferred is convertible, at the holder's option, into twenty shares of Common Stock (based on a conversion price of $0.03 per share).

CUSIP No. 212546105			13D				Page 8 of 9 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

PCM is a general partner of PP, pursuant to a limited partnership agreement providing to PCM the authority, among other things, to invest the funds of PP in the Stock, to vote and dispose of those securities and to file this statement on behalf of PP. Pursuant to such limited partnership agreement, the general partner is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. PCM also acts as an investment adviser to EDJ and, pursuant to an investment management agreement with EDJ, is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. By agreement among Porter and JP, Porter is the Managing General Partner of PCM and JP does not have any power to vote or dispose of any securities held by PP, EDJ or any other client of PCM.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Copy of previously filed Agreement Regarding Joint Filing of
	Statement on Schedule 13D or 13G (including power of attorney).

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 21, 1999

EDJ Limited					PORTER PARTNERS, L.P.,
A Bahamian International			A California limited partnership
Business Corp.
							By Porter Capital Management Co.
By Porter Capital Management Co.
							/s/ Jeffrey H. Porter
/s/ Jeffrey H. Porter				Jeffrey H. Porter
	Jeffrey H. Porter				Managing General Partner
	Managing General Partner
							PORTER CAPITAL MANAGEMENT CO.,
							A California general partnership

							/s/ Jeffrey H. Porter
								Jeffrey H. Porter
								Managing General Partner

							/s/ Jeffrey H. Porter
								Jeffrey H. Porter

	SCHEDULE 13D

CUSIP No. 212546105							Page 9 of 9 Pages


												EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Conversion Technologies International, Inc. For that purpose, the undersigned hereby constitute and appoint Porter Capital Management Co., a California general partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:	October 19, 1999

EDJ Limited					PORTER PARTNERS, L.P.,
A Bahamian International			A California limited partnership
Business Corp.
							By Porter Capital Management Co.
By Porter Capital Management Co.
							/s/ Jeffrey H. Porter
/s/ Jeffrey H. Porter				Jeffrey H. Porter
	Jeffrey H. Porter				Managing General Partner
	Managing General Partner
							PORTER CAPITAL MANAGEMENT CO.,
							A California general partnership

							/s/ Jeffrey H. Porter
								Jeffrey H. Porter
								Managing General Partner

							/s/ Jeffrey H. Porter
								Jeffrey H. Porter



M-CORP/IA-13/16 FILINGS/1005836